Exhibit 12(b)

Ratio of Earnings to Fixed Charges

Union Pacific Railroad Company and Consolidated Subsidiary Companies

(Unaudited)

	Nine Months Ended September 30,
Millions of Dollars, Except for Ratios	2007	2006
Fixed charges:
Interest expense, including amortization of debt discount	$ 337	$ 374
Portion of rentals representing an interest factor	176	182
Total fixed charges	$ 513	$ 556
Earnings available for fixed charges:
Net income	$ 1,359	$ 1,092
Equity earnings net of distribution	(49)	(48)
Income taxes	854	654
Fixed charges	513	556
Earnings available for fixed charges	$ 2,677	$ 2,254
Ratio of earnings to fixed charges	5.2	4.1